I, Kelly Navickas, certify that:

(1) The financial statements of Netwire LLC included in this form are true and complete in all material respects; and
(2) Netwire LLC has not yet filed a tax return for the fiscal year ended on December 31st, 2023.

DocuSigned by:
Kelly Navickas
2F24F3881F624C3...

Kelly Navickas

Manager

Date: 7/26/2024

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.